

December 20, 2011

<u>Via E-Mail</u>

Mark L. Reinstra, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

      **Re: Advanced Analogic Technologies Incorporated
              Schedule 14D-9
              Filed December 9, 2011
              File No.: 5-81524**

Dear Mr. Reinstra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Item 4. The Solicitation or Recommendation, page 10</u>

1. We note the AATI Board's recommendation that AATI stockholders accept the offer and tender their shares. In light of AATI's failure to file a periodic report on Form 10-Q for the quarterly period ending September 30, 2011, please provide your analysis of how security holders have sufficient information upon which to make their investment decision in this tender offer.

2. Please revise the "Background of the Offer" section to disclose the substance of Section 5.3(b) of the Amended Merger Agreement. In this regard, please also revise to discuss the parties' reasons for including this new provision.

3. Refer to your discussion of the Board's recommendation starting on page 25. Please address whether the Board considered the lack of a Skyworks stock component to be a possible negative factor to the new cash only offer.

4. We note the reference to presentations made by AATI management and the consideration given to the earlier opinion provided by Needham & Company, dated May 26, 2011. Advise us as to what consideration has been given to summarizing your discussions with AATI management and the financial advisor in greater detail and attaching any written analyses or presentation materials considered by the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

Cautionary Note Regarding Forward-Looking Statements, page 35

5. We note your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions